LocatorX, Inc. DOS/A

Exhibit 6.11

VOTING AGREEMENT

This Voting Agreement, effective as of February 1, 2018 (this "Agreement"), is entered into by and among William Meadow and Shea Ralph (the "Shareholders"), LocatorX, Inc., a Florida corporation (the "Company"), and Vanguard Financial Trust (the "Investor").

RECITALS

WHEREAS, the Company and the Investor are each parties to a Subscription Agreement (the "Subscription Agreement"), pursuant to which Investor agreed to purchase shares of the Company's Series C Preferred Stock; and

WHEREAS, as inducement for the Investor to enter into the Subscription Agreement, the parties desire to enter into this Agreement.

NOW, THEREFORE, for and in consideration of the promises, the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

SECTION 1
DEFINITIONS

1.1       Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

(a)     “Affiliates" shall mean, with respect to any Person, any other Person which directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

(b)     “Board” means the Board of Directors of the Company.

(c)     "Person" shall mean any individual, firm, corporation, partnership, trust, joint venture, governmental authority or other entity, and shall include any successor (by merger or otherwise) of such entity.

SECTION 2
VOTING AGREEMENT

2.1       Voting Provisions Regarding Board of Directors.

(a)     Shareholders and Investor agree to vote, or cause to be voted, all Company common stock (the "Common Stock") or Company preferred stock that votes along with the Common Stock owned or beneficially held by Shareholders (the "Preferred Stock"), Investor, and their respective Affiliates, or over which the Shareholders, Investor or any of their respective Affiliates has voting control, from time to time and at all times, at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders, to re-elect Mike Noonen to the Board of Directors, or if such director is unwilling or unable to stand for election, such other director nominee as Investor designates.

(b)     Shareholders and Investor agree to execute any written consents required to perform the obligations of Section 2 of this Agreement, and each party agrees at the request of any party entitled to elect directors to use their reasonable best efforts to call a special meeting of shareholders for the purpose of electing directors.

(c)     Neither Shareholders, Investor, nor any of their respective Affiliates, shall have any liability (i) as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a member of the Board, or (ii) as a result of voting for any such designee in accordance with the provisions of this Agreement.

SECTION 3
TERMINATION

3.1       Termination.   The term of this Agreement shall commence on the Effective Date and shall expire on the earlier of: (i) the date that is the first anniversary of the Closing as defined in the Subscription Agreement; (ii) the date on which this Agreement is terminated by a writing executed by Shareholders and Investor, or (iii) the dissolution or winding-up of the Company.

SECTION 4
MISCELLANEOUS

4.1       Notices.    All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand, messenger or courier service addressed to the address of the party on the Company's books and records. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or three (3) business days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid.

4.2       Successors and Assigns.   This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor or any Shareholder. Any attempt by a Shareholder without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement, shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

4.3       Amendment.   This Agreement and the any provision hereof may only be amended, waived, discharged or terminated by a written instrument referencing this Agreement and signed by Investor and Shareholders. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon Shareholders, Investor, their respective Affiliates, and any other Person becoming a party hereto with rights under this Agreement.

4.4       Governing Law.   This Agreement is governed by and shall be construed in accordance with the laws of the State of Florida in all respects, excluding conflict-of-laws rules or principles that might refer the governance or construction of this Agreement to the law of another jurisdiction.

4.5       Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

4.6       Titles and Subtitles.   The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto.

4.7       Entire Agreement.   This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

4.8       Specific Performance.   Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of any Transfer of Offered Units not made in strict compliance with this Agreement).

4.9       Additional Parties.   In the event that after the date of this Agreement, a Person acquires Common Stock and Preferred Stock from a Shareholder, the Shareholder, as a condition to the closing of such transfer, shall cause such person or entity to execute a Joinder Agreement in form approved by Investor, and such person or entity shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to Shareholders, Investor, and their respective Affiliates.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Voting Agreement as of the Effective Date.

SHAREHOLDERS:

WILLIAM MEADOW

SHEA RALPH

INVESTOR:

VANGUARD FINANCIAL TRUST

By:
Name:
Title:

The Company hereby acknowledges receipt of this Agreement:

COMPANY:

LOCATORX, INC.

By:
William Meadow, Chief Executive Officer